================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               _________________

                          STATEMENT ON SCHEDULE 14D-9


               Solicitation/Recommendation Statement Pursuant to
            Section 14(d)(4) of the Securities Exchange Act of 1934
                               _________________

                        PUBLIC STORAGE PROPERTIES, LTD.
                           (Name of Subject Company)
                               _________________

                              Public Storage, Inc.
                                B. Wayne Hughes
                      (Name of Person(s) Filing Statement)
                               _________________

                     Units of Limited Partnership Interest
                         (Title of Class of Securities)
                               _________________

                                     NONE
                     (CUSIP Number of Class of Securities)
                               _________________

                                 David Goldberg
                              Public Storage, Inc.
                         701 Western Avenue, 2nd Floor
                        Glendale, California 91201-2397
                                 (818) 244-8080
          (Name, Address and Telephone Number of Person Authorized to
                Receive Notices and Communications on Behalf of
                        the Person(s) Filing Statement)
                               _________________

Item 1.   Security and Subject Companies.
          ------------------------------

               The name of the subject company is Public Storage Properties, Ltd., a California limited partnership (the "Partnership"). The address of the principal executive offices of the Partnership is 701 Western Avenue, 2nd Floor, Glendale, California 91201-2397. The title of the class of equity securities to which this Statement relates is the Partnership's units of limited partnership interest (the "Units").

Item 2.   Tender Offer of the Bidder.
          --------------------------

               This Statement relates to the offer by Public Storage, Inc., a California corporation (the "Company") and B. Wayne Hughes ("Hughes") disclosed in a Tender Offer Statement on Schedule 14D-1 being filed concurrently with the filing of this Statement to acquire up to 7,000 Units in the Partnership. Each Unit acquired by the Company and Hughes will be acquired for $460 in cash. The Company's and Hughes' offer is being made pursuant to an Offer to Purchase dated June 22, 1998 (the "Offer") annexed hereto as Exhibit (a) and the accompanying letter of transmittal.

               The business address of the Company and Hughes is 701 Western Avenue, 2nd Floor, Glendale, California 91201-2397.

Item 3.   Identity and Background.
          -----------------------

               (a) The persons filing this statement are the general partners of the Partnership: Public Storage, Inc., a California corporation, and
          B. Wayne Hughes (the "General Partners"). Their business address is 701 Western Avenue, 2nd Floor, Glendale, California 91201-2397.

               (b) The information set forth in "Background and Purpose of the Offer," "Special Considerations," "Effects of Offer on Non-Tendering Unitholders" and "Certain Related Transactions" in the Offer is incorporated herein by reference.

Item 4.   The Solicitation or Recommendation.
          ----------------------------------

               The information set forth in "Position of the General Partners With Respect to the Offer" in the Offer is incorporated herein by reference.

Item 5.   Persons Retained, Employed or to Be Compensated.
          -----------------------------------------------

               The information set forth in "The Offer -- Soliciting Agent" in the Offer is incorporated herein by reference.

Item 6.   Recent Transactions and Intent with Respect to Securities.
          ---------------------------------------------------------

               (a) The information set forth in "Market Prices of Units -- General" in the Offer is incorporated herein by reference.

               (b) The information set forth in "Background and Purpose of the Offer -- The Company" in the Offer is incorporated herein by reference. The Company beneficially owns 7,683 Units which represents approximately 38.4% of the outstanding Units, including (i) 1,658 Units as to which the Company has sole voting and dispositive power,
          (ii) 6,000 Units which the Company has a currently exercisable option to acquire from Hughes and as to which the Company currently has sole voting power (pursuant to an irrevocable proxy), which option and proxy expire on November 16, 1998 and (iii) 25 Units which the Company has an option to acquire from Hughes, which option is exercisable at any time on or after July 1, 1998. Hughes beneficially owns 6,105 Units which represents approximately 30.5% of the outstanding Units, including (i) 6,000 Units as to which Hughes has sole dispositive power and no voting power; the Company has a currently exercisable option to acquire these Units and an irrevocable proxy to vote these Units, which option and proxy expire on November 16, 1998, (ii) 25 Units as to which Hughes has sole voting and dispositive power; the Company has an option to acquire these Units, which option is exercisable at any time on or after July 1, 1998 and (iii) 80 Units held by Tamara L. Hughes, Hughes' daughter; the Company has an option to acquire these Units, which option is exercisable at any time on or after October 1, 1998. In the aggregate, the Company and Hughes beneficially own 7,763 Units of the Partnership which represents approximately 38.8% of the outstanding Units. No executive officer, director, affiliate or subsidiary of the General Partners beneficially owns any other Units, except that Carl B. Phelps, an executive officer of the Company, owns 18 Units and Dann V. Angeloff, a director of the Company owns 41 Units.

Item 7.   Certain Negotiations and Transactions by the Subject Company.
          ------------------------------------------------------------

               (a) and (b) No negotiation is being undertaken or is underway by the General Partners with respect to the Partnership in response to the Company's and Hughes' Offer which relates to or would result in:

                    (1) An extraordinary transaction such as a merger or reorganization, involving the Partnership or any subsidiary of the Partnership;

                    (2) A purchase, sale or transfer of material amount of assets by the Partnership or any subsidiary of the Partnership (other than a possible restructure of the existing property debt);

                    (3) A tender offer for or other acquisition of securities by or of the Partnership;

                    (4) Any material change in the present capitalization or dividend policy of the Partnership.

Item 8.   Additional Information to Be Furnished.
          --------------------------------------

               None.

Item 9.   Material to Be Filed.
          --------------------

               See Exhibit Index contained herein.

                                   SIGNATURE
                                   ---------


          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, correct and complete.


Dated:  June 19, 1998                       PUBLIC STORAGE, INC.



                                            By: /s/ HARVEY LENKIN
                                                -------------------------
                                                Harvey Lenkin
                                                President



                                            /s/ B. WAYNE HUGHES
                                            ------------------------------
                                            B. Wayne Hughes

                                 Exhibit Index
                                 -------------

Exhibit No.
-----------

  (a)          Offer to Purchase dated June 22, 1998 (including Letter of
               Transmittal).

  (b)          None.

  (c)          See Exhibit (a).